UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

CTRIP.COM INTERNATIONAL, LTD.

(Exact name of registrant as specified in its charter)

Cayman Islands	Not Applicable
(State of incorporation or organization)	(IRS Employer Identification No.)

99 Fu Quan Road, Shanghai 200335, People’s Republic of China, (86 21) 3406-4880

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Ordinary Share Purchase Rights	Nasdaq Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which form relates:	Not Applicable
(If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On November 23, 2007 the board of directors (the “Board”) of Ctrip.com International, Ltd. (the “Company”) declared a dividend of one ordinary share purchase right (a “Right”) for each ordinary share of the Company, par value U.S. $0.01 (the “Ordinary Share”), outstanding at the close of business on December 3, 2007 (the “Record Date”). As long as the Rights are attached to the Ordinary Shares, the Company will issue one Right (subject to adjustment) with each new Ordinary Share so that all such Ordinary Shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one Ordinary Share at a price of $700 per Ordinary Share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 23, 2007, as the same may be amended from time to time (the “Rights Agreement”), between the Company and The Bank of New York (the “Rights Agent”).

Distribution Date; Transfer of Rights

Initially, the Rights will be attached to all Ordinary Shares then outstanding, and no separate certificates evidencing the Rights (the “Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Ordinary Shares upon the earlier of (i) ten days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the voting securities of the Company (an “Acquiring Person”) or (ii) ten (10) business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the voting securities of the Company (the earlier of (i) and (ii) being called the “Distribution Date”). As used in the Rights Agreement, “voting security” includes both Ordinary Shares and American Depositary Shares (“ADS”) representing Ordinary Shares.

Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the Rights will be evidenced by the Ordinary Share certificates and will be transferred with and only with such Ordinary Share certificates. Until the Distribution Date, new Ordinary Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and an American Depositary Receipt will contain a notation that the Rights Agreement is incorporated by reference into the terms of the Ordinary Shares represented by the ADS, provided that if such Ordinary Shares or American Depository Receipts are issued by the Company in uncertificated form, then such notations will be contained in a written statement furnished by the Company to each holder of an ADS and each holder of an Ordinary Share, as applicable. Until the Distribution Date, the surrender for transfer of any certificates for Ordinary Shares outstanding will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will represent the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on November 23, 2017, subject to the Company’s right to extend such date (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company or terminated.

Exercise of Rights for Ordinary Shares of the Company

In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Ordinary Shares having a market value of two times the then current Purchase Price of the Right. For example, at a Purchase Price of $700 per Right, each Right not owned by an Acquiring Person (or by certain related parties) would entitle its holder to purchase $1,400 worth of Ordinary Shares (or other consideration, pursuant to the Rights Agreement) for $700. Assuming that the Ordinary Shares had a per share value of $100 at such time, the holder of each valid Right would be entitled to purchase six Ordinary Shares for $300.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the next paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding voting securities of the Company, the Board may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Ordinary Shares or ADSs at an exchange rate of one Ordinary Share per Right or two ADSs per Right, as applicable (subject to adjustment).

Exercise of Rights for Shares of the Acquiring Company

In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Ordinary Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Ordinary Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets, cash flow or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring Company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

Adjustments to Purchase Price

The Purchase Price payable and the number of Ordinary Shares (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Ordinary Shares, (ii) upon the grant to holders of the Ordinary Shares of certain rights or warrants to subscribe for Ordinary Shares or convertible securities at less than the current market price of the Ordinary Shares or (iii) upon the distribution to holders of Ordinary Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above). Prior to the Distribution Date, the Board may make such equitable adjustments as it deems appropriate in the circumstances in lieu of any adjustment otherwise required by the foregoing.

No adjustment in the Purchase Price will be required until the time at which cumulative adjustments require an adjustment of at least one percent in such Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Ordinary Shares on the last trading date prior to the date of exercise.

Redemption and Exchange of Rights

At any time prior to the time that a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of U.S. $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Ordinary Shares, the Board may exchange the Rights (other than Rights owned by an Acquiring Person, which will become void), in whole or in part, at an exchange ratio of one Ordinary Share, and of other securities, cash or other assets deemed to have the same value as one Ordinary Share, per Right, subject to adjustment.

Until the Rights are exercised or exchanged for Ordinary Shares, the holders thereof, as such, will have no rights as shareholders of the Company beyond those as an existing shareholder, including, without limitation, the right to vote or to receive dividends.

Amendments to Terms of the Rights

Any of the provisions of the Rights Agreement may be amended by the Board for so long as the Rights are then redeemable. After the Rights are no longer redeemable, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person); provided, that no supplement or amendment may be made on or after the Distribution Date which changes those provisions relating to the principal economic terms of the Rights. The Company may at any time prior to such time as any person becomes an Acquiring Person amend the Rights Agreement to lower the thresholds described above to no less than the greater of (i) any percentage greater than the largest percentage of the outstanding Ordinary Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an Exempt Person as defined in the Rights Agreement) and (ii) 10%.

This summary description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached hereto as Exhibit 4.1 and incorporated herein by reference.

Item 2.	Exhibits

Exhibit No.	Exhibit
4.1	Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Ctrip.com International, Ltd. on November 23, 2007).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
(Registrant)

By: /s/ Min Fan
	Name:	Min Fan
	Title:	Chief Executive Officer

Date: November 23, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Rights Agreement dated as of November 23, 2007 between Ctrip.com International, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report of Foreign Private Issuer on Form 6-K filed by Ctrip.com International, Ltd. on November 23, 2007)